DEXIA

Group

RECEIVED

2006 JUL 26 P 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

06015511

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

July 17, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of July 17, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED

JUL 26 2006

THOMSON FINANCIAL

7/26

Dexia SA

Square de Meeûs 1 - B-1000 Bruxelles - Tel.: +32 2 213 57 00 - Fax: +32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

Dexia - 1, Sq. de Meeûs B-1000 Brussels – T. : 02 213 50 01 – F. : 02 213 50 80 – pressdexia@dexia.com
Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296

17/7/2006
1 p.

Départ de Marc Hoffmann de Dexia BIL

Le groupe Dexia prend acte du départ de M. Marc Hoffmann, Administrateur délégué et Président du Comité de Direction et du Comité Exécutif de Dexia Banque Internationale à Luxembourg ("Dexia BIL"). Le départ de Marc Hoffmann s'effectue d'un commun accord entre les deux parties.

Le groupe Dexia souhaite rendre hommage à M. Marc Hoffmann qui a dirigé Dexia BIL et son développement depuis 2001 et tient à le remercier pour son travail.

M. Hoffmann quittera ses fonctions le 17 juillet 2006. Sur proposition du comité de direction, le Conseil d'Administration a nommé Frank Wagener en qualité de Vice-Président du Comité Exécutif de Dexia BIL, chargé en outre de la gestion journalière de la banque dans l'attente du remplacement de l'administrateur-délégué.

Vertrek van Marc Hoffmann bij Dexia BIL

De groep Dexia neemt akte van het vertrek van de heer Marc Hoffmann, gedelegeerd bestuurder en voorzitter van het directiecomité en van het uitvoerend comité van Dexia Banque Internationale à Luxembourg ("Dexia BIL"). De heer Marc Hoffmann verlaat de Groep in overleg met beide partijen.

De groep Dexia wil haar erkentelijkheid betuigen t.a.v. Marc Hoffmann, die aan het roer stond bij Dexia BIL en de ontwikkeling van deze instelling in goede banen heeft geleid sinds 2001, en wil hem bedanken voor zijn werk.

De heer Hoffmann legt zijn functies neer op 17 juli 2006. Op voorstel van het directiecomité heeft de raad van bestuur de heer Frank Wagener aangesteld als vicevoorzitter van het uitvoerend comité van Dexia BIL. Hij wordt tevens belast met het dagelijks beheer van de bank in afwachting van de vervanging van de gedelegeerd bestuurder.

Marc Hoffmann leaves Dexia BIL

Dexia Group announces the departure of Mr. Marc Hoffmann, Managing Director and Chairman of the Management Board and Executive Committee of Dexia Banque Internationale à Luxembourg ("Dexia BIL"). The departure is based on a common agreement of both parties.

The Board of Directors of Dexia BIL pays tribute to Mr. Marc Hoffmann who has presided over the development of Dexia BIL since 2001 and would like to thank him for his achievements.

Mr. Hoffmann will leave Dexia BIL by July 17 2006. On the proposal of the Management Board, the Board of Directors has appointed Frank Wagener as Vice Chairman of the Executive Committee of Dexia BIL, also responsible for the daily management of the bank until appointment of the new Managing Director.